This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the “Company”)
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

July 8, 2004

3.

Press Release

The press release was issued on July 8, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announces assay results from Diamond Drill Holes B-271 to B-280 and 3 reverse circulation drill holes from its 90% owned Bisha volcanogenic massive sulphide project in Eritrea.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on July 12, 2004.

NEVSUN RESOURCES LTD.

Per: “John A. Clarke”

John A. Clarke

President, CEO, and Director

BISHA PROPERTY DRILL RESULTS, UPDATE

July 8, 2004

Nevsun Resources Ltd. (NSU/TSX) announces assay results from Diamond Drill Holes B-271 to B-280 and 3 reverse circulation drill holes from its 90% owned Bisha volcanogenic massive sulphide project in Eritrea.

These results represent part of the recently completed in-fill drill program at Bisha. Results continue to outline significant high grade intercepts in the gold bearing oxide, supergene copper, and primary sulphide zones of the deposit. Nevsun focused the current drill program on the full delineation of the gold bearing oxide and supergene copper bearing massive sulphides over 1200 meters of strike length of the Bisha Main deposit with in-fill drilling on 25 meter sections. An independent resource estimate is currently being prepared for this1200 meter strike length and is scheduled for completion in September 2004.

HIGHLIGHTS:

Oxide Zone

  Hole B-272 intersected 12.0 meters grading 32.56 g/t Au

  Hole B-273 intersected 16.8 meters grading 13.1 g/t Au

  Hole B-274 intersected 16.96 meters grading 15.19 g/t Au

Supergene Zone

  Hole B-271 intersected 35.1 meters grading 4.23% Cu

  Hole B-272 intersected 56.2 meters grading 2.09% Cu

  Hole B-274 intersected 3.79 meters grading  28.77 g/t Au and 137.9 g/t Ag and 39.0 meters grading 2.85% Cu

  Hole B-275 intersected 8.6 meters grading 14.83 g/t Au and 219.38 g/t Ag

Note: Hole B-273 in the table below and B-274 and B-275 are high grade gold intercepts within sulphides.

Assay results from drill holes at the Bisha Main Zone are listed below by mineral zones: O-Oxide, S-Supergene sulphides, P-Primary sulphides, Str-Stringer. Zinc enriched sections have been averaged using a 2.0% lower cut-off and a 30% upper cut-off. (See drill plan map at end of release).

Diamond Drilling results:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
Oxide
B-271	2.7	6.0	3.3	8.07	389.18	0.15	0.39	0.01	-45	1716100
B-272	42.0	54.0	12.0	32.56	141.79	0.13	1.27	0.08	-50	1716175
B-273	3.0	12.0	9.0	2.38	10.83	0.12	0.44	0.07	-55	1716075
and	21.0	37.8	16.8	13.1	26.45	0.10	1.02	0.06
B-274	0.0	27.0	27.0	7.17	7.68	0.13	0.16	0.06	-45	1716200
and	41.75	58.71	16.96	15.19	15.68	0.10	0.46	0.06
B-275	9.0	12.0	3.0	1.84	7.5	0.17	0.41	0.19	-50	1716050
and	30.0	40.5	10.5	6.48	6.86	0.04	0.14	0.04
B-277	3.0	14.4	11.4	6.87	3.48	0.06	0.08	0.08	-55	1716075
B-279	5.5	14.75	9.25	7.51	14.35	0.10	0.60	0.05	-55	1716075
B-280	0.0	3.0	3.0	1.92	2.0	0.19	0.09	0.05	-55	1716175
Supergene
B-271	74.4	109.5	35.1	0.76	25.42	4.23	0.06	0.15	-45	1716100
B-272	54.0	110.2	56.2	0.51	10.62	2.09	0.02	0.02	-50	1716175
B-273	37.8	42.0	4.2	19.60	12.36	0.0	7.44	0.01	-55	1716075
B-274	58.71	62.50	3.79	28.77	137.92	0.05	8.98	0.02	-45	1716200
and	62.5	101.5	39.0	0.80	25.47	2.85	0.10	0.05
B-275	42.0	50.6	8.6	14.83	219.38	0.03	0.02	0.01	-50	1716050
B-277	33.0	43.9	10.9	3.36	31.59	0.02	0.08	0.01	-55	1716075
and	45.0	67.0	22.0	0.57	13.66	2.28	0.01	0.05
B-278	89.4	92.0	2.6	0.79	24.85	2.43	0.03	0.06		1716225
Primary
B-271	109.5	127.5	18.0	1.17	44.42	1.37	0.06	2.05	-45	1716100
B-274	101.5	112.0	10.5	0.56	17.65	1.01	0.04	1.73	-45	1716200
B-276	95.75	100.5	4.5	1.36	15.68	0.94	0.01	0.03	-45	1716225
and	115.5	124.5	9.0	0.60	15.67	0.39	0.06	3.19
B-279	115.0	130.0	15.0	0.82	31.44	0.98	0.05	1.89	-55	1716075

RC Drilling
Oxide
BRC-35	15.0	28.5	13.5	2.08	18.67	0.11	0.62	0.18	-50	1715875
Supergene
BRC-36	51.0	72.0	21.0	0.46	26.07	4.89	0.0	0.04	-50	1715875

BRC-31 and BRC-32 returned no significant values or lower grade mineralization. Assays for holes BRC-33 and 34 are pending. Additional assays for holes B-281 to B-309 are pending.

The remaining final assays are expected within 4 weeks. The current drill program is now completed and all drills have stopped operating for the rainy season and will resume in October 2004. A total of 31,409 meters, in 204 drill holes, were completed in the program.

A block model based on all drilling completed to date is currently being formulated for the initial 1.2 kilometers of strike length of the Bisha structure. This will be verified by AMEC who will generate a resource calculation for the Bisha deposit over the next few months. Work required for an environmental baseline study is ongoing.

A third diamond drill will be mobilized to the property for the fall 2004 exploration drill program. There are plans to determine the western extent of the main Bisha structure. This will involve deeper drilling to depths in excess of 400 meters vertical. Drilling for metallurgical and geotechnical samples from the Bisha deposit will also take place early in the upcoming program.

Exploration and definition drilling will also take place at Bisha Main when the program resumes as the Bisha Main Zone remains open to the north, south and at depth. It is anticipated that the Northwest Zone will be drilled off and a number of exploration targets, including the newly defined Southwest (Herena) Zone, will be tested. Preparations to drill the AK and Okreb properties in the fall are also being undertaken. A well has been drilled on the AK property to supply water for the upcoming diamond drill program.

As part of the development of a feasibility study a series of water wells have been drilled on the periphery of the proposed open pit area in order that seasonal fluctuations in the water table can be ascertained. One water well, that was drilled to determine if sufficient quantities of water were available for a proposed processing plant, intersected a flow rate of over 15 liters per second. This well is located several kilometers to the northwest of the Bisha Main deposit. Additional wells with high flow rates are located close to the Barka River some 15 kilometers to the north. It would appear that sufficient water for a processing plant could be met from relatively proximal sources.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world metal commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “Dr. John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com